February 11, 2010
Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
Alberta Securities Commission
Saskatchewan Financial Services Commission, Securities Division
The Manitoba Securities Commission
New Brunswick Securities Commission
Ontario Securities Commission
British Columbia Securities Commission
Registrar of Securities, Prince Edward Island
Autorité des marchés financiers
Registrar of Securities, Northwest Territories
Registrar of Securities, Yukon
Registrar of Securities, Nunavut
The Toronto Stock Exchange

Securities Exchange Commission

Philippine Stock Exchange, Inc.
Philippine Securities and Exchange Commission
Dear Sirs:
RE:     SUN LIFE FINANCIAL INC.
Pursuant to a request from the reporting issuer, we wish to advise you of the following dates in connection with their Annual Meeting of Shareholders:

DATE OF MEETING:	May 19, 2010

RECORD DATE FOR NOTICE:	March 22, 2010

RECORD DATE FOR VOTING:	March 22, 2010

BENEFICIAL OWNERSHIP DETERMINATION DATE:	March 22, 2010

SECURITIES ENTITLED TO NOTICE:	Common

SECURITIES ENTITLED TO VOTE:	Common
Yours very truly,
CIBC MELLON TRUST COMPANY
Vijaya Somasundharem
Associate Manager, Trust Central Services
cc:	CDS & Co. (Via Fax) Philippine Depository & Trust Corp. Depository Trust Company